As filed with the Securities and Exchange Commission on August 4, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39114

Galera Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

101 Lindenwood Drive, Suite 225

Malvern, PA 19355 (610) 725-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

Explanatory Note: Effective as of August 3, 2026, pursuant to that certain Agreement and Plan of Merger, dated as of April 14, 2026, by and among Gazelle Parent, Inc., a Delaware corporation (the “Parent”), Obsidian Therapeutics, Inc., a Delaware corporation (“Obsidian”), Galera Therapeutics, Inc., a Delaware corporation (“Galera”), the Company, Onyx MergerSub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Parent (“Merger Sub 1”), and Gazelle Merger Subsidiary, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Parent (“Merger Sub 2”), Merger Sub 1 merged with and into Obsidian, with Obsidian surviving the Obsidian merger as the surviving corporation and a wholly-owned subsidiary of Parent, and immediately following the effective time of the Obsidian merger, Merger Sub 2 merged with and into Galera, with Galera surviving the Galera merger as the surviving corporation and a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Galera Therapeutics, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 4, 2026
Galera Therapeutics, Inc.

	By:	/s/ J. Mel Sorensen, M.D.
	Name:	J. Mel Sorensen, M.D.
	Title:	President and Chief Executive Officer